                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                              (Amendment No. 11)*

                             Quality Systems, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   747582104
                             --------------------
                                (CUSIP Number)

                                                 David J. Berger, Esq.
        Andrew E. Shapiro, Manager                Page Mailliard, Esq.
     Lawndale Capital Management, LLC      Wilson Sonsini Goodrich & Rosati
      One Sansome Street, Suite 3900              650 Page Mill Road
         San Francisco, CA  94104                 Palo Alto, CA 94304
              (415) 288-2330                       (650) 493-9300
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 14, 1999
                        ------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.  Security and Issuer.

     This statement relates to Common Stock of Quality Systems, Inc. ("QSII") The principal executive office of QSII is located at 17822 East 17th Street, Tustin, CA 92780.

Item 2.  Identity and Background.

     The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

          (a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

          (b) The business address (and principal office) of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

          (c) LCM is the investment adviser to and general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

          (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f)  Shapiro is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The source and amount of funds used in purchasing the Common Stock were as follows:


        Purchaser                      Source of Funds                   Amount
----------------------------     --------------------------     -------------------------
LCM                              Funds Under Management (1)            $4,068,070
DAP                              Working Capital                       $3,438,846
DAI                              Working Capital                       $  629,224

-----------------
(1)  Includes funds of DAP and DAI invested in Common Stock.

Item 4.   Purpose of Transaction.

     On March 29, 1999, Lawndale Capital Management ("LCM"), on behalf of Diamond A Partners, L.P., submitted a shareholder proposal for inclusion in the proxy materials of Quality Systems, Inc. ("QSII") for the annual meeting expected to be held in September 1999. As discussed in Amendment No. 9 to the
Schedule 13D filed by LCM on March 30, 1999, the proposal provides for an increased role for

                                   (2 of 18)
independent directors on the board of directors of QSII (the "Board"). A copy of the shareholder proposal is included as Exhibit B to this Amendment No. 11 to the Schedule 13D (this "Amendment No. 11").

     In a letter dated April 8, 1999, Mr. Sheldon Razin, President and Chief Executive Officer of QSII, notified LCM of QSII's intent to exclude the shareholder proposal from its proxy materials. Counsel for QSII filed a no-action request and a related opinion letter dated May 5, 1999 with the Securities and Exchange Commission with respect to QSII's proposed exclusion of the shareholder proposal and filed an additional opinion letter dated May 17, 1999. Counsel for QSII indicated in its no-action request and opinion letters that QSII intended to exclude the proposal on several grounds under Rule 14a-8(c) and Rule 14a-8(i) of Regulation 14A (relating to the solicitation of proxies) under the Securities Exchange Act of 1934, as amended. In particular, counsel for QSII argued that (i) the proposal constituted more than one proposal, (ii) the proposal had been substantially implemented, (iii) the proposal was not a proper subject for action by shareholders under state law,
(iv) the proposal conflicted with a proposal to be submitted by the Company at the annual meeting, (v) the proposal dealt with a matter relating to QSII's ordinary business operations and (vi) the proposal related to an election for membership on the Board. The May 5, 1999 no-action request and the May 5, 1999 and May 17, 1999 opinion letters are attached as Exhibit C to this Amendment No. 11.

     Counsel for LCM submitted letters dated April 22, 1999 and May 14, 1999 to the Securities and Exchange Commission in response to QSII's decision to exclude the shareholder proposal and the no-action request and supporting opinion submitted by QSII's counsel. The April 22, 1999 and May 14, 1999 letters to the Securities and Exchange Commission are attached as Exhibit D to this Amendment No. 11.

     The Division of Corporation Finance, in a letter dated June 9, 1999, indicated that it was unable to concur with any of QSII's arguments for exclusion of the shareholder proposal from QSII's proxy materials. The June 9, 1999 letter from the Division of Corporation Finance is attached as Exhibit E to this Amendment No. 11.

     As a result of the position adopted by the Division of Corporation Finance, LCM believes that the shareholder proposal will be included in QSII's proxy materials. LCM anticipates supporting passage of the shareholder proposal at the time of the annual meeting and is considering the solicitation of proxies of other QSII shareholders in support of the proposal. At this time, however, LCM has not made a final decision in this regard, and there can be no assurance that LCM will solicit any proxies in connection with the annual meeting.

     LCM does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or in prior amendments to this
Schedule 13D or such as would occur upon completion of any of the actions discussed above. LCM intends to review its investment in QSII on a continuing basis and, depending on various factors including, without limitation, QSII's financial position and LCM's investment strategy, the price levels of QSII Common Stock and conditions in the securities markets and general economic and industry conditions, LCM may in the future take such actions with respect to its investment in QSII as it deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or change its intention with respect to any and all matters referred to in Item 4. To the extent not inconsistent with the foregoing, LCM incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

                                   (3 of 18)

Item 5.  Interest in Securities of the Issuer.

     The beneficial ownership of the Common Stock by the persons named in Item 2 of this Schedule is as follows at the date hereof:

                                                  Aggregate Beneficially
                                                          Owned              Voting Power       Dispositive Power
                                                  -----------------------    --------------     -----------------
            Name                                    Number      Percent       Sole  Shared       Sole     Shared
---------------------------------                 ----------  -----------    ------ -------     ------   --------
LCM                                               621,200         9.99        0     621,200        0      621,200
Shapiro                                           621,200         9.99        0     621,200        0      621,200
DAP                                               525,300         8.45        0     525,300        0      525,300
DAI                                                95,900         1.54        0      95,900        0       95,900

     The persons filing this statement effected no transactions in the Common Stock since the filing of Amendment No. 10 to the Schedule 13D on April 14, 1999.

      The percentages of outstanding shares of Common Stock used in this Schedule are calculated based upon the 6,213,666 shares of Common Stock stated by QSII to be issued and outstanding at May 28, 1999, as reflected in QSII's Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Common Stock, to vote and dispose of Common Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains. Andrew Shapiro is the sole manager of LCM.

Item 7.   Material to be Filed as Exhibits.

       A.  Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

       B. Shareholder proposal for independent board submitted by Lawndale Capital Management, LLC on behalf of Diamond A Partners, L.P. on March 29, 1999 for inclusion in the proxy materials of Quality Systems, Inc. for the annual meeting expected to be held in September 1999.

       C. Opinion letter dated May 17, 1999 from Rutan & Tucker, LLP to the Division of Corporation Finance of the Securities and Exchange Commission (without attachments); no-action request and opinion letter, each dated May 5, 1999 and each from Rutan & Tucker, LLP to the Division of Corporation Finance of the Securities and Exchange Commission (without attachments).

       D. Letter dated May 14, 1999 from Wilson Sonsini Goodrich & Rosati to the Division of Corporation Finance of the Securities and Exchange Commission, attaching a letter dated April 22, 1999 from Wilson Sonsini Goodrich & Rosati to the Division of Corporation Finance of the Securities and Exchange Commission.

       E. Letter dated June 9, 1999 from the Chief Counsel of the Division of Corporation Finance to Rutan & Tucker, LLP (without attachments); letter dated June 9, 1999 from the Office


                                   (4 of 18)
           of Chief Counsel, Division of Corporation Finance, responding to the no-action request by Rutan & Tucker, LLP on behalf of Quality Systems, Inc.

                                   (5 of 18)

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 24, 1999.


DIAMOND A PARTNERS, L.P.               DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital                  By:  Lawndale Capital
     Management, LLC                        Management, LLC
     General Partner                        General Partner


     By:  /s/ Andrew E. Shapiro             By:  /s/ Andrew E. Shapiro
          ---------------------                  ---------------------
          Andrew E. Shapiro                      Andrew E. Shapiro
          Manager                                Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro                  /s/ Andrew E. Shapiro
     ----------------------                     ---------------------
     Andrew E. Shapiro                          Andrew E. Shapiro
     Manager

                                   (6 of 18)

                                   EXHIBIT A

                       AGREEMENT REGARDING JOINT FILING
                      OF STATEMENT ON SCHEDULE 13D OR 13G

     The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Quality Systems, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:  December 22, 1997


DIAMOND A PARTNERS, L.P.            DIAMOND A INVESTORS, L.P.
By:  Lawndale Capital               By:  Lawndale Capital
     Management, LLC                     Management, LLC
     General Partner                     General Partner


      By:  /s/ Andrew E. Shapiro         By:  /s/ Andrew E. Shapiro
           ---------------------              ---------------------
           Andrew E. Shapiro                  Andrew E. Shapiro
           Manager                            Manager


LAWNDALE CAPITAL MANAGEMENT, LLC


By:  /s/ Andrew E. Shapiro               /s/ Andrew E. Shapiro
     ----------------------              ---------------------
     Andrew E. Shapiro                   Andrew E. Shapiro
     Manager

                                   (7 of 18)

                                   EXHIBIT B
                                   ---------

                 Quality Systems, Inc -- SHAREHOLDER PROPOSAL

     WHEREAS, the board of directors should be an independent body elected by stockholders and owes fiduciary obligations to stockholders; and

     WHEREAS, the Company's stockholders believe that an increased role for independent directors would help our Company improve its long-term financial condition, stock performance and competitiveness;

     NOW THEREFORE, BE IT RESOLVED that pursuant to Section 8 of Article V of the Bylaws of Quality System, Inc. ("QSII" or the "Company"), the Company's stockholders hereby amend Article III of the Company's Bylaws to add the following Section 16, such amendment to become effective 30 days following approval by holders of a majority of the outstanding shares of stock entitled to vote at the stockholders meeting at which this amendment is proposed:

          SECTION 16 INDEPENDENT BOARD OF DIRECTORS. At least seventy-five percent (75%) of the directors on the Board shall be Independent Directors. At the end of each meeting of the Board, the Independent Directors shall meet in executive session, separately from other directors, to discuss such matters as they deem appropriate. The Independent Directors shall elect the Chairman of the Board, who shall be an Independent Director. The Independent Directors as a group shall constitute the Nominating Committee of the Board, which shall have sole responsibility for recommending and nominating candidates to the Board.

          An "Independent Director" is one who, at any time during the past five years, has had (i) no familial relationship with any of QSII's executive officers or directors and (ii) no direct or indirect financial relationship with QSII or any affiliate other than as a director or shareholder of the Company, except those past relationships which are (a) fully disclosed in the Company's proxy statements, and (b) deemed insignificant and non-material by a majority of the other Independent Directors. Notwithstanding any other provision of these Bylaws, this Section 16 shall govern in the event of any inconsistency with other provisions of these Bylaws and may not be altered, amended or repealed, except by approval of the outstanding shares (as defined in Section 152 of the California General Corporation
     Law).

     Lawndale Capital Management, LLC is the third largest investor in QSII. As discussed in Lawndale's Schedule 13D and amendments thereto, Lawndale believes QSII's board lacks sufficient independence to take necessary actions to stop poor managerial decision-making. Lawndale further believes that QSII's corporate governance practices have been inadequate and a major factor in QSII's poor shareholder performance. Lawndale believes that a greater role for independent directors will improve QSII's corporate governance practices.

                             ---------------------

     Ultimately, Lawndale believes that shareholders can more confidently rely on the board if decisions about, for example, management changes, corporate control contests, executive compensation and major lawsuits are made by an independent board.

     Lawndale requests your support for the above resolution, which amends the Company's Bylaws to increase the role of independent directors on the board. Having a truly independent board is integral to shareholder confidence, and ultimately enhancing QSII's long-term value.

     This amendment would become effective 30 days following approval by stockholders.

                                   EXHIBIT C



                      [Letterhead of Rutan & Tucker, LLP]

                                  May 17, 1999
VIA FEDERAL EXPRESS
-------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

       Re:  Quality Systems, Inc.
            ---------------------

Dear Sir or Madam:

        As counsel to Quality Systems, Inc. (the "Company"), we are rendering the additional opinions set forth herein and are reiterating our request on behalf of the Company that the Division of Corporation Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "Commission") if management of the Company omits from its proxy materials for its 1999 Annual Meeting of Shareholders the shareholder proposals submitted by Andrew E. Shapiro and his affiliates, Lawndale Capital Management, LLC, Diamond A Partners, L.P. and Diamond A Investors, L.P. (hereinafter referred to, collectively, as "Mr. Shapiro and his Affiliates") attached hereto as Exhibit A, which the Company received on March 29, 1999. Reference is made to the no-action request and opinion letter originally filed by the undersigned with the Securities and Exchange Commission (the "Commission") on May 6, 1999 on behalf of the Company with respect to the Company's proposed omission of the proposals of Mr. Shapiro and his Affiliates from the Company's proxy materials for its 1999 Annual Meeting of Shareholders.

        The Company plans to file definitive copies of the proxy materials on or about July 26, 1999. Accordingly, pursuant to Rule 14a-8(j), the no-action request and opinion letter originally filed by the undersigned was filed before May 7, 1999.

        1.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(c).  Rule 14a-8(c) promulgated under the Securities Exchange Act of
-------------
1934, as amended (the "Exchange Act") provides that a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. By letter dated April 8, 1999, the Company advised Mr. Shapiro and his Affiliates that a shareholder may submit no more than one proposal, and that the Company believed more than one proposal was contained in the letter received on March 29, 1999 from Mr. Shapiro and his Affiliates, which letter attached the proposals. A copy of the letter dated April 8, 1999 from the Company to Mr. Shapiro is attached hereto as Exhibit B. As stated in the April 8, 1999 letter, the Company also provided Mr. Shapiro and his Affiliates the opportunity to reduce the number of proposals to one proposal within 14 days of receipt of that letter. On April 22, 1999, counsel to Mr. Shapiro and his Affiliates sent the Company a letter, a copy of which is attached as Exhibit C. Pursuant to the April 22, 1999 letter, Mr. Shapiro and his Affiliates have chosen to have the proposals considered in an "all or nothing" manner and did not reduce the number of proposals to one, as required within the 14-day limit.

Securities and Exchange Commission                                  May 17, 1999
Page 2 of 7 Pages


        The proposals of Mr. Shapiro and his Affiliates, although described by Mr. Shapiro and his Affiliates as a "proposal seek[ing] shareholder approval to amend [the Company's] Bylaws to add [a new] Section 16 to Article III thereof," consists in fact of the following five proposals:

        First, that the Bylaws be amended to require that at least seventy-five percent (75%) of the directors on the Board be "Independent Directors" (as defined);

        Second, that the Independent Directors of the Board are required to meet in executive session, separately from the other directors, at the end of each meeting of the Board to discuss such matters as they deem appropriate;

        Third, that the Independent Directors shall elect the Chairman of the Board;

        Fourth, that the Chairman of the Board be required to be an Independent Director; and

        Fifth, that a Nominating Committee be established, which shall consist of the Independent Directors and which shall have sole responsibility for recommending and nominating candidates to the Board.

        Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates are improper and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(c) under the Exchange Act, since Mr. Shapiro and his Affiliates have submitted more than one proposal for inclusion in the Company's proxy materials and have not reduced the number of proposals to one, as required within the 14-day limit. In support of this opinion, please see Edison International, SEC N0-Action Letter, LEXIS 142
                    --------------------
(January 22, 1997); Doskocil Companies, Inc., SEC No-Action Letter (May 4,
                    ------------------------
1994); and Delta Air Lines, Inc., SEC No-Action Letter (July 9, 1993).
           ---------------------

        We are also of the opinion that the proposals of Mr. Shapiro and his Affiliates are improper and may be omitted from the Company's proxy statement and form of proxy because they constitute two or more separate and distinct corporate actions as part of one proposal, which the Commission has also identified as a basis for omission of a shareholder's submitted proposal from a company's proxy statement and form of proxy. In support of this opinion, please see Pauley Petroleum, Inc., SEC No-Action Letter, LEXIS 2820 (Dec. 5, 1985).
    ----------------------

        2.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(i)(10). The purpose of the proposals of Mr. Shapiro and his
-----------------
Affiliates--to ensure that a majority of the persons acting as directors of the Company are "independent" (i.e., are not employees of the Company, are not relatives of any employee, officer or director of the company and do not now have or have not recently had a material financial interest in the Company)--has already been substantially implemented by the Company since four out of seven (approximately 57%) of the current directors of the Company are not employees of the Company, are not relatives of any employee, officer or director of the Company and do not have or have not recently had a material financial interest in the Company. Only three of the current directors of the Company, Sheldon Razin, Janet Razin and Patrick Cline, are employees of the Company or relatives of any employee, officer or director of the Company or now have or have recently had a material financial interest in the Company. The proposed requirement that more than a majority (75% in this case) of the directors be independent directors does not make any appreciable difference in the ability of the independent directors


                                  (10 of 18)

Securities and Exchange Commission                                  May 17, 1999
Page 3 of 7 Pages

to control the actions of the Board than would just a majority of the directors being independent directors, which has historically been, and is currently, the case. Moreover, the definition of "Independent Director" proposed by Mr. Shapiro and his Affiliates goes far beyond the usual and customary definition of an "independent" or "outside" director, as prescribed by federal laws, the National Association of Corporate Directors, the Council of Institutional Investors (CII), the National Association of Securities Dealers (the "NASD") and the New York Stock Exchange (the "NYSE"), as more particularly described below:

        The regulations addressing Section 162(m) of the Internal Revenue Code define a director as an "outside" director if the director (i) is not a current or former employee of the corporation; and (ii) does not receive significant direct or indirect compensation in any capacity other than as director (i.e., remuneration for services or goods). Pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, a "non-employee director" is a person who (i) is not currently an officer of the company (or a parent or subsidiary of the company); (ii) does not receive significant direct or indirect compensation from the company for any services performed other than services as a director; and (iii) has no interest in any significant transactions or business relationships with the company.

        The National Association of Corporate Directors considers a director to be "independent" if he or she (i) has never been an employee of the corporation or any of its subsidiaries; (ii) is not a relative of any employee of the company; (iii) provides no services to the company, (iv) is not employed by any firm providing major services to the company; and (v) receives no compensation from the company, other than director fees. Report of NACD Blue Ribbon Commission on Performance Evaluation of Chief Executive Officers, Boards and Directors, Appendix G (1994).

        According to a definition adopted April 5, 1991 by the Council of Institutional Investors ("CII"), an independent director is someone who (i) has not been employed by the corporation or an affiliate in an executive capacity; (ii) is not an employee or owner of a firm that is one of the corporation's or its affiliates paid advisors or consultants; (iii) is not employed by a significant customer of, or supplier to, the corporation;
     (iv) does not have a personal services contract with the corporation or one of its affiliates; (v) is not a relative of an executive of the corporation or one of its affiliates; and (vi) is not part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

        According to Section 6 of the NASD Bylaws, an independent director is: a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Section 3 of the NYSE Listed Company Manual also defines an independent director as someone who is "free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a ... member." Section 303.00 specifies that directors who are "affiliates" (a term that refers to a person having a significant stock ownership) of the company, or officers or employees of the company or of its subsidiaries, are not considered independent.


                                  (11 of 18)

Securities and Exchange Commission                                  May 17, 1999
Page 4 of 7 Pages


        Under any of the foregoing definitions of an "independent" or "outside" director by these leading authorities and regulatory bodies, the Company is already in compliance with the standards for director independence established thereby since four out of the current seven directors meet the criteria specified. In addition, the Board of Directors has established an Audit Committee which has for many years had all (100%) of its members consist only of directors that meet the foregoing definitions of an "independent" or "outside" director and has recently established both a Compensation Committee and a Nominating Committee, each of which consists of four members of the Board, three of which members (or 75%) are required to be independent directors. The Board of Directors has delegated to the Nominating Committee the authority to identify, recommend and nominate candidates to the Board of Directors and has thereby already accomplished the purpose of the proposal submitted by Mr. Shapiro seeking to establish just such a Nominating Committee of the Board, with the only difference being that 75% (3 out of 4) of the members of the Nominating Committee (as opposed to 100%, as proposed by Mr. Shapiro and his Affiliates) are required to be independent directors. A copy of the resolutions adopted by the Board of Directors authorizing the establishment of the Nominating Committee is attached as Exhibit D.

        The Commission has indicated that for a proposal to be omitted under Rule 14a-8(i)(10), it need not have been implemented in full or precisely as presented. The applicable standard under Rule 14a-8(i)(10) is one of substantial implementation. See Release No. 34-20091, August 16, 1983. See also The Dial
                                                                    --------
Corporation, SEC No-Action Letter (March 16, 1993); Valley National Corp., SEC
-----------                                         ---------------------
No-Action Letter (Jan. 18, 1991).

        Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates are improper and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(10) of the Exchange Act because they have already been substantially implemented by the Company.

        3.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(i)(1). The proposals of Mr. Shapiro and his Affiliates may also be
----------------
omitted under rule 14a-8(i)(1) in that they contravene the statutory framework established by California law and are therefore not a proper subject for action by shareholders.

        Section 212(b) of the California General Corporation Law ("CGCL") provides that the Bylaws of a California corporation may contain any provision, "not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation." As in most states, it is a long-established, fundamental tenet of California corporation law that a bylaw that is inconsistent with the CGCL is invalid. See, e.g., Gaetano Mancini v. Ettore Patrizi, 87 Cal. App. 435; 262 P. 375 (Cal. App. Ct., 1st Dist., Div. 1
1927). See also Joseph Polchinski Company v. Cemetery Floral Company, Inc., 433
       --- ----
N.Y.S.2d 825 (N.Y. App. Div. 1980); Benintendi v. Kenton Hotel, Inc., 294 N.Y. 112 (1945). Thus, "a bylaw which requires or purports to authorize [acts contrary to law] ... is inconsistent with the provisions of the statute and void." Gaetano, supra, at p. 439.
                -----


                                  (12 of 18)

Securities and Exchange Commission                                 May 17, 1999
Page 5 of 7 Pages


        California corporation law, like that of most states, operates under the premise that management of the corporation shall be the responsibility of the board of directors. Section 300(a) of the CGCL provides that "the business and affairs of the corporation shall be managed by or under the direction of the board." The proposals of Mr. Shapiro and his Affiliates to require that at least seventy-five percent (75%) of the directors on the Board be "Independent Directors," the definition of which term is drafted to be extremely narrow and exclusionary in its scope of eligible individuals, intrudes on the ability of the Board to identify, attract and recommend to the shareholders for approval a group of director candidates that are sufficiently familiar with the Company and its business, and thereby interferes with the Board's authority to manage the business and affairs of the corporation.

        The proposals of Mr. Shapiro and his Affiliates also intrude upon the authority of the Board of Directors to designate committees by resolution of the Board pursuant to Section 311 of the CGCL. Section 311 of the CGCL permits designation of a committee of the Board only by resolution of a majority of all of the authorized directors at a duly convened meeting of the directors and prescribes certain areas of authority of the Board which committees of the Board are not permitted to have delegated to them. The proposal of Mr. Shapiro and his Affiliates to require a special meeting of independent directors to "discuss such matters as they deem appropriate" and the constitution of such independent directors as the Nominating Committee of the Board (and the accompanying conferral to such independent directors of the ability to elect the Chairman of the Board) pursuant to a Bylaw amendment approved by the shareholders of the Company interferes with the statutory requirement for the management of the business and affairs of the corporation and the exercise of all corporate power by the Board pursuant to Section 300 of the CGCL, intrudes upon the statutory power of the Board to designate committees of the Board, and contravenes the scope of authority of committees of the Board pursuant to Section 311 of the CGCL. See, e.g., Edison International, SEC No-Action Letter, LEXIS 142 (January
       ---  ----  --------------------
22, 1997); Sonat, Inc., SEC No-Action Letter, LEXIS 298 (Feb. 17, 1989).
           -----------

        Under Section 307 of the CGCL, in order to constitute a duly convened Board meeting, notice of a special meeting is required to be given to each director and may only be called by the Chairman of the Board or the President or any Vice President or the Secretary or any two directors. Section 307 further provides that the requirement of notice of a special meeting may not be dispensed with by the articles or bylaws. The proposals of Mr. Shapiro and his Affiliates require that, pursuant to a Bylaw provision, the Independent Directors meet in executive session, separate from the other directors, at the end of each meeting to discuss "such matters as they deem appropriate." Such proposal is improper because it contravenes the proper notice requirement of
Section 307 and also excludes certain directors from such meeting, and also interferes with the exercise by a director of his or her fiduciary duty under
Section 309 of the CGCL to exercise sound business judgment by, among other things, "conduct[ing] reasonable inquiry with respect to actions to be taken by the Board." Moreover, pursuant to Section 309 of the CGCL, the conduct of such reasonable inquiry may be satisfied only by (i) direct inquiry by the director or (ii) by reliance on a presentation or information prepared or presented by
(1) one or more officers of the company, (2) professional advisors engaged by the company or (3) a committee of the board on which the director does not serve as to matters within the committee's designated authority. Any such meeting of such independent directors would therefore be invalid and any action or presentation of any information to the full Board resulting from such meeting would not be valid for purposes of reliance by the Board under Section 309 of the CGCL.

        The proposals of Mr. Shapiro and his Affiliates would also impair the rights of shareholders to cumulate their votes, as prescribed by Section 708(a) of the CGCL, to elect directors. The proposals of Mr. Shapiro and his Affiliates could result in a director-nominee being elected, even though he or she received


                                  (13 of 18)

Securities and Exchange Commission                                 May 17, 1999
Page 6 of 7 Pages


less votes than a director-nominee who did not meet the definition of "Independent Director" proposed by Mr. Shapiro and his Affiliates. Section 708(c) of the CGCL provides unequivocally that "[i]n any election of directors, the candidates receiving the highest number of affirmative votes of the shares entitled to be voted for them up to the number of directors to be elected by such shares are elected ..." (Emphasis added). Thus, in our opinion, the proposals of Mr. Shapiro and his Affiliates, if implemented, could generate election results which are in direct conflict with Section 708(c) of the CGCL.

        Moreover, the approval by the shareholders of both the Company's proposed slate of director nominees and the proposals of Mr. Shapiro and his Affiliates would cause one or more of the Company's nominee-directors that are properly elected at the 1999 Annual Meeting of Shareholders to be improperly removed prior to the expiration of their term of office, since the effectiveness of the Bylaws amendment implementing the proposals of Mr. Shapiro and his Affiliates is stated to occur 30 days after approval of the proposal by the stockholders. Such removal would violate the director term requirements prescribed by Section 303 and 304 of the CGCL, which expressly provides for the proper process for the removal of a director by the shareholders and prohibits any removal of a director prior to the expiration of such director's term of office except in accordance with such proper process.

        Nowhere in the proposals of Mr. Shapiro and his Affiliates is there a request or recommendation. Rather, the various proposals are stated as mandates to be evidenced in an amendment to the Bylaws, which would be binding on the Company if approved by the shareholders and which intrude upon the Board's power to exercise sound business judgment. Under California law, the authority for such action is vested exclusively in a company's board of directors.

        We are not aware of any court decision under California law with respect to the validity of a bylaw such as the bylaw provision proposed by Mr. Shapiro and his Affiliates. We believe this is due to the fact that the mandates of the relevant California statutes, particularly Sections 708(a) and 708(c) of the CGCL, are so clear that any bylaw provision which is inconsistent with one or more of such statutes is unequivocally invalid as a matter of law.

        Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates are invalid under Sections 212(b), 300(a), 303, 304, 307, 309, 311 and 708 of the CGCL and may therefore be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(1) of the Exchange Act because they contravene the statutory framework established by California law and are not a proper subject for action by shareholders. In support of this opinion, please see Edison International, SEC No-Action Letter, LEXIS 142
                    --------------------
(January 22, 1997).

        4.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(i)(9). The Company's own proposal to be submitted to the shareholders
----------------
at the 1999 Annual Meeting of Shareholders designates a slate of director-nominees that may not meet the proposed requirement that 75% of the members of the Board come within the definition of "Independent Director" included as part of the proposals of Mr. Shapiro and his Affiliates. The approval by the shareholders of both the Company's proposed slate of director-nominees and the proposals of Mr. Shapiro and his Affiliates would lead to inherently contradictory results. Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(9) of the Exchange Act because such proposals are directly contradictory to a proposal to be submitted by the Company at the 1999 Annual Meeting of Shareholders.


                                  (14 of 18)

Securities and Exchange Commission                                 May 17, 1999
Page 7 of 7 Pages


        5.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(i)(7). By requiring that the Independent Directors meet in executive
----------------
session separate from the other directors at the end of each Board meeting without proper committee designation by the full Board of Directors, and in the absence of the delegation of a valid purpose for such executive session which is not in violation of the scope of committee authority set forth in Section 311 of the CGCL, the proposals deal with matters relating to, and are in contravention of, the ordinary management functions of the full Board of Directors and ordinary business of the Company. Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates are invalid under Section 311 of the CGCL and may therefore be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(7) of the Exchange Act.

        6.  Exclusion of the Proposals of Mr. Shapiro and his Affiliates under
            ------------------------------------------------------------------
Rule 14a-8(i)(8). The proposal to require that at least seventy-five percent
----------------
(75%) of the directors on the Board be "Independent Directors," the definition of which term is drafted to be extremely narrow and exclusionary in its scope of eligible individuals, intrudes on the ability of the Board to identify, attract and recommend to the shareholders for approval a group of director candidates that are sufficiently familiar with the Company and its business to be able to competently direct and manage the business affairs of the Company and, as such, relate directly to the current (and future) elections for membership on the Company's Board of Directors. Accordingly, we are of the opinion that the proposals of Mr. Shapiro and his Affiliates are improper and may be omitted from the Company's proxy statement and form of proxy pursuant to Rule 14a-8(i)(8) of the Exchange Act. In support of this opinion, please see Edison International,
                                                          --------------------
SEC No-Action Letter, LEXIS 142 (January 22, 1997).

        For the reasons set forth above, we request that you concur in our opinion that the Company may omit the proposals of Mr. Shapiro and his Affiliates from the proxy statement and form of proxy being prepared for the Company's 1999 Annual Meeting of Shareholders and we request that you take a no-action position if management of the Company does not omit such proposals.

        Please contact the undersigned if you have any questions concerning this matter at (714) 641-3464. Thank you.

                                    Respectfully submitted,


                                    /s/ Thomas J. Crane
                                    --------------------------
                                    Thomas J. Crane, for
                                    Rutan & Tucker, LLP

cc:  Mr. Sheldon Razin
     Mr. Andrew E. Shapiro



                                  (15 of 18)

                   [LETTERHEAD OF RUTAN&TUCKER APPEARS HERE]

                                  May 5,1999


VIA FEDERAL EXPRESS
-------------------

                                                            [STAMP APPEARS HERE]

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20459

Re: Quality Systems. Inc.
    ---------------------

Dear Sir or Madam:

     As counsel to Quality Systems, Inc. (the "Company"), we hereby request on behalf of the Company that the Division of Corporation Finance (the "Division") recommend no action to the Securities and Exchange Commission (the "Commission") if management of the Company omits from its proxy materials for its 1999 Annual Meeting of Shareholders the shareholder proposals submitted by Andrew E. Shapiro and his affiliates, Lawndale Capital Management, LLC, Diamond A Partners, L.P. and Diamond A Investors, L.P. (hereinafter referred to, collectively, as "Mr. Shapiro and his Affiliates") attached hereto as Exhibit A, which the Company received on March 29, 1999. The reasons for which the Company believes it may omit the proposals of Mr. Shapiro and his Affiliates from its proxy statement and form of proxy are as follows:

     1. Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for inclusion in a company's proxy materials. By letter dated April 8, 1999, the Company advised Mr. Shapiro and his Affiliates that a shareholder may submit no more than one proposal, and that the Company believed more than one proposal was contained in the letter received on March 29, 1999 from Mr. Shapiro and his Affiliates, which letter attached the proposals. A copy of the letter dated April 8, 1999 from the Company to Mr. Shapiro is attached hereto as Exhibit B. As stated in the April 8, 1999 letter, the Company also provided Mr. Shapiro and his Affiliates the opportunity to reduce the number of proposals to one proposal within 14 days of receipt of that letter. On April 22, 1999, counsel to Mr. Shapiro and his Affiliates sent the Company a letter, a copy of which is attached hereto as Exhibit C. Pursuant to the April 22, 1999 letter, Mr. Shapiro and his Affiliates have chosen to have the proposals considered in an "all or nothing" manner and did not reduce the number of proposals to one, as required within the 14-day limit.

     The proposals of Mr. Shapiro and his Affiliates, although described by Mr. Shapiro and his Affiliates as "a proposal seek[ing] shareholder approval to amend [the Company's] Bylaws to add [a new] Section 16 to Article III thereof," consists in fact of the following five proposals:

     First, that the Bylaws be amended to require that at least seventy-five percent (75%) of the directors on the Board be "Independent Directors" (as defined);

     Second, that the Independent Directors of the Board are required to meet in executive session, separately from the other directors, at the end of each meeting of the Board to discuss such matters as they deem appropriate;

     Third, that the Independent Directors shall elect the Chairman of the Board;

     Fourth, that the Chairman of the Board be required to be an Independent Director; and

     Fifth, that a Nominating Committee be established, which shall consist of the Independent Directors and which shall have sole responsibility for recommending and nominating candidates to the Board.

     Accordingly, the Company respectfully submits that the proposals of Mr. Shapiro and his Affiliates may be omitted from its proxy statement and form of proxy pursuant to Rule 14a-8(c), since Mr. Shapiro and his Affiliates have submitted more than one proposal for inclusion in the Company's proxy materials and have not reduced the number of proposals to one, as required within the 14-day limit. See Edison International, SEC No-Action Letter, LEXIS 142 (January
           ------------------------
22, 1997). See, e.g., Doskocil Companies, Inc., SEC No-Action Letter (May 4,
           ---  ----- ------------------------
1994); Delta Air Lines, Inc., SEC No-Action Letter (July 9, 1993).
       ---------------------

     Alternatively, the proposals of Mr. Shapiro and his Affiliates constitute two or more separate and distinct corporate actions as part of one proposal, which the Commission has also identified as a basis for omission of a shareholder's submitted proposal from a company's proxy statement and form of proxy. See, e.g., Pauley Petroleum, Inc., SEC No-Action Letter, LEXIS 2820 (Dec.
       ---  ----  ---------------------
5, 1985).

     2. The proposals of Mr. Shapiro and his Affiliates may also be omitted under Rule 14a-8(i)(10). The purpose of the proposals - to ensure that a majority of the persons acting as directors of the Company are "independent" (i.e., are not employees of the Company, are not relatives of any employee, officer or director of the company and do not now have or have not recently had a material financial interest in the Company) - has already been substantially implemented by the Company since four out of seven (approximately 57%) of the current directors of the Company are not employees of the Company, are not relatives of any employee, officer or director of the Company and do not have or have not recently had a material financial interest in the Company. Only three of the current directors of the Company, Sheldon Razin, Janet Razin and Patrick Cline, are employees of the Company or relatives of any employee, officer or director of the Company or now have or have recently had a material financial interest in the Company. The proposed requirement that more than a majority (75% in this case) of the directors be independent directors does not make any appreciable difference in the ability of the independent directors to control the actions of the Board than would just a majority of the directors being independent directors, which has historically been, and is currently, the case. Moreover, the definition of "Independent Director" proposed by Mr. Shapiro and his Affiliates goes far beyond the usual and customary definition of an "independent" or "outside" director, as prescribed by federal laws, the National Association of Corporate Directors, the Council of Institutional Investors (CII), the National Association of Securities Dealers (the "NASD") and the New York Stock Exchange (the "NYSE"), as more particularly described below:

          The regulations addressing Section 162(m) of the Internal Revenue Code define a director as an "outside" director if the director (i) is not a current or former employee of the corporation; and (ii) does not receive significant direct or indirect compensation in any capacity other than as director (i.e., remuneration for services or goods). Pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, a "non-employee director" is a person who (i) is not currently an officer of the company (or a parent or subsidiary of the company); (ii) does not receive significant direct or indirect compensation from the company for any services performed other than services as a director; and (iii) has no interest in any significant transactions or business relationships with the company.

          The National Association of Corporate Directors considers a director to be "independent" if he or she (i) has never been an employee of the corporation or any of its subsidiaries; (ii) is not a relative of any employee of the company; (iii) provides no services to the company; (iv) is not employed by any firm providing major services to the company; and (v) receives no compensation from the company, other than director fees. Report of NACD Blue Ribbon Commission on Performance Evaluation of Chief Executive Officers, Boards and Directors, Appendix G (1994).

          According to a definition adopted April 5, 1991 by the Council of Institutional Investors ("CII"), an independent director is someone who (i) has not been employed by the corporation or an affiliate in an executive capacity; (ii) is not an employee or owner of a firm that is one of the corporation's or its affiliates paid advisors or consultants; (iii) is not employed by a significant customer of, or supplier to, the corporation;
     (iv) does not have a personal services contract with the corporation or one of its affiliates; (v) is not a relative of an executive of the corporation or one of its affiliates; and (vi) is not part of an interlocking directorate in which the CEO or other executive officer of the corporation serves on the board of another corporation that employs the director.

          According to Section 6 of the NASD Bylaws, an independent director is: a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
     Section 3
     of the NYSE Listed Company Manual also defines an independent director as someone who is "free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment as a ... member." Section 303.00 specifies that directors who are "affiliates" (a term that refers to a person having a significant stock ownership) of the company, or officers or employees of the company or of its subsidiaries, are not considered independent.

     Under any of the foregoing definitions of an "independent" or "outside" director by these leading authorities and regulatory bodies, the Company is already in compliance with the standards for director independence established thereby since four out of the current seven directors meet the criteria specified. In addition, the Board of Directors has established an Audit Committee which has for many years had all (100%) of its members consist only of directors that meet the foregoing definitions of an "independent" or "outside" director and has recently established both a Compensation Committee and a Nominating Committee, each of which consists of four members of the Board, three of which members (or 75%) are required to be independent directors. The Board of Directors has delegated to the Nominating Committee the authority to identify, recommend and nominate candidates to the Board of Directors and has thereby already accomplished the purpose of the proposal submitted by Mr. Shapiro seeking to establish just such a Nominating Committee of the Board, with the only difference being that 75% (3 out of 4) of the members of the Nominating Committee (as opposed to 100%, as proposed by Mr. Shapiro and his Affiliates) are required to be independent directors. A copy of the resolutions adopted by the Board of Directors authorizing the establishment of the Nominating Committee is attached as Exhibit D.

     The Commission has indicated that for a proposal to be omitted under Rule 14a-8(i)(10), it need not have been implemented in full or precisely as presented. The applicable standard under Rule 14a-8(i)(10) is one of substantial implementation. (See Release No. 34-20091, August 16, 1983). See, also, The Dial
                                                                        --------
Corporation, SEC No-Action Letter (March 16, 1993); Valley National Corp., SEC
-----------                                         --------------------
No-Action Letter (Jan. 18, 1991). Accordingly, the proposals of Mr. Shapiro and his Affiliates are also improper under Rule 14a-8(i)(10), since they have already been substantially implemented by the Company as discussed.

     3. The proposals of Mr. Shapiro and his Affiliates may also be omitted under Rule 14a-8(i)(1) in that they contravene the statutory framework established by California law and are therefore not a proper subject for action by shareholders. The proposals of Mr. Shapiro and his Affiliates intrude upon the Board's authority to manage the business and affairs of the corporation and to exercise all corporate power, as prescribed by Section 300 of the California General Corporation Law ("CGCL"). In particular, the proposal of Mr. Shapiro and his Affiliates to require that at least seventy-five percent (75%) of the directors on the Board be "Independent Directors," the definition of which term is drafted to be extremely narrow and exclusionary in its scope of eligible individuals, intrudes on the ability of the Board to identify, attract and recommend to the shareholders for approval a group of director candidates that are sufficiently familiar with the Company and its business, and thereby interferes with the Board's authority to manage the business and affairs of the corporation. The proposals of Mr. Shapiro and his Affiliates also intrude upon the authority of the

Board of Directors to designate committees by resolution of the Board pursuant to Section 311 of the CGCL. Section 311 of the CGLC permits designation of a committee of the Board only by resolution of a majority of all of the authorized directors at a duly convened meeting of the directors and prescribes certain areas of authority of the Board which committees of the Board are not permitted to have delegated to them. Accordingly, the proposal of Mr. Shapiro and his Affiliates to require a special meeting of independent directors to "discuss such matters as they deem appropriate" and the constitution of such independent directors as the Nominating Committee of the Board (and the accompanying conferral to such independent directors of the ability to elect the Chairman of the Board) pursuant to a Bylaw amendment approved by the shareholders of the Company interferes with the statutory requirement for the management of the business and affairs of the corporation and the exercise of all corporate power by the Board pursuant to Section 300 of the CGCL, intrudes upon the statutory power of the Board to designate committees of the Board, and contravenes the scope of authority of committees of the Board pursuant to Section 311 of the CGCL, and is therefore improper. See, e.g., Edison International, SEC No-Action
                                 ---  ----  --------------------
Letter, LEXIS 142 (January 22, 1997); Sonat, Inc., SEC No-Action Letter, LEXIS
                                      -----------
298 (Feb 17, 1989).

     Under Section 307 of the CGCL, in order to constitute a duly convened Board meeting, notice of a special meeting is required to be given to each director and may only be called by the Chairman of the Board or the President or any Vice President or the Secretary or any two directors. Section 307 further provides that the requirement of notice of a special meeting may not be dispensed with by the articles or bylaws. The proposals of Mr. Shapiro and his Affiliates require that, pursuant to a Bylaw provision, the Independent Directors meet in executive session, separate from the other directors, at the end of each meeting to discuss "such matters as they deem appropriate." Such proposal is improper because it contravenes the proper notice requirement of Section 307 and also excludes certain directors from such meeting, and also interferes with the exercise by a director of his or her fiduciary duty under Section 309 of the CGCL to exercise sound business judgment by, among other things, "conduct[ing] reasonable inquiry with respect to actions to be taken by the Board." Moreover, pursuant to Section 309 of the CGCL, the conduct of such reasonable inquiry may be satisfied only by (i) direct inquiry by the director or (ii) by reliance on a presentation or information prepared or presented by (1) one or more officers of the company, (2) professional advisors engaged by the company or (3) a committee of the board on which the director does not serve as to matters within the committee's designated authority. Any such meeting of such independent directors would therefore be invalid and any action or presentation of any information to the full Board resulting from such meeting would not be valid for purposes of reliance by the Board under Section 309 of the CGCL.

     The proposals of Mr. Shapiro and his Affiliates may also be omitted under Rule 14a-8(i)(9), as well as Rule 14a-8(i)(1), as they directly conflict with the Company's own proposal to be submitted to the shareholders at the 1999 Annual Meeting of Shareholders which designates a slate of director nominees that may not meet the proposed requirement that 75% of the members of the Board come within the overly narrow and exclusionary definition of "Independent Director" included as part of the proposals of Mr. Shapiro and his Affiliates. The approval by the shareholders of both the Company's proposed slate of director nominees and the proposals of Mr. Shapiro and his

Affiliates would also cause the Company to be in violation of the new Section 16 of Article III of the Company's Bylaws proposed by Mr. Shapiro and his Affiliates and in violation of Section 708 of the CGCL. Section 708 of the CGCL provides that in any election of directors, "the candidates receiving the highest number of affirmative votes of the shares entitled to be voted ... are elected." The proposals of Mr. Shapiro and his Affiliates would mandate an election procedure whereby even if the Company's slate of director nominees are duly approved by the shareholders, a director-nominee proposed by Mr. Shapiro and his Affiliates would be elected first, even though he or she received less votes than a director-nominee of the Company who did not meet the definition of "independent director" proposed by Mr. Shapiro and his Affiliates, simply by virtue of such director-nominee proposed by Mr. Shapiro and his Affiliates having met such "independent director" definition. This is in clear violation of subsection (c) of Section 708 of the CGCL in that California law requires the candidate receiving the highest number of votes to be elected, regardless of whether the candidate meets some additional criteria. Moreover, the approval by the shareholders of both the Company's proposed slate of director nominees and the proposals of Mr. Shapiro and his Affiliates would cause one or more of the Company's nominee-directors that are properly elected at the 1999 Annual Meeting of Shareholders to be improperly removed prior to the expiration of their term of office, since the effectiveness of the Bylaws amendment implementing the proposals of Mr. Shapiro and his Affiliates is stated to occur 30 days after approval of the proposal by the stockholders. Such removal would violate the director term requirements prescribed by Section 303 and 304 of the CGCL, which expressly provides for the proper process for the removal of a director by the shareholders and prohibits any removal of a director prior to the expiration of such director's term of office except in accordance with such proper process. See Edison International, SEC No-Action Letter, LEXIS 142 (January 22, 1997).
------------------------

     Similarly, the proposals of Mr. Shapiro and his Affiliates would intrude upon the rights of the shareholders to cumulate their votes, as prescribed by subsection (a) of Section 708 of the CGCL. Mr. Shapiro has already indicated to the Company that he and his affiliates intend to cumulate their votes at the 1999 Annual Meeting of Shareholders, which will entitle all other shareholders to cumulate their votes, as permitted by subsection (b) of Section 708 of the CGCL. As discussed above, the proposals of Mr. Shapiro and his Affiliates would result in a director-nominee proposed by Mr. Shapiro and his Affiliates being elected first, even though he or she received less votes than a director-nominee of the Company who did not meet the definition of "independent director" proposed by Mr. Shapiro and his Affiliates simply by virtue of having met such "independent director" definition, which would also controvert the ability of the other shareholders to cumulate their votes and elect one or more directors from the slate of director-nominees proposed by the Company who may not meet the definition of "Independent Director" proposed by Mr. Shapiro and his Affiliates.

     Nowhere in the proposals of Mr. Shapiro and his Affiliates is there a request or recommendation. Rather, the various proposals are stated as mandates to be evidenced in an amendment to the Bylaws, which would be binding on the Company if approved by the shareholders and which intrude upon the Board's power to exercise sound business judgment. Under California law, the authority for such action is vested exclusively in a company's board of directors. Since the proposals mandate action that is beyond the shareholders' authority and would invade the province of the Board, under California law the proposals are not a proper subject for shareholder action and may be excluded pursuant to Rule 14a-8(i)(1). See Edison
                                                                     --- -----
International, SEC No-Action Letter, LEXIS 142 (January 22, 1997).
-------------

     4. The proposals of Mr. Shapiro and his Affiliates may also be omitted under Rule 14a-8(i)(7). By requiring that the Independent Directors meet in executive session separate from the other directors at the end of each Board meeting without proper committee designation by the full Board of Directors, and in the absence of the delegation of a valid purpose for such executive session which is not in violation of the scope of committee authority set forth in
Section 311 of the CGCL, the proposals deal with matters relating to, and are in contravention of, the ordinary management functions of the full Board of Directors and ordinary business of the Company.

     5. The proposals of Mr. Shapiro and his Affiliates may also be omitted under Rule 14(i)(8). The proposal to require that at least seventy-five percent (75%) of the directors on the Board be "Independent Directors," the definition of which term is drafted to be extremely narrow and exclusionary in its scope of eligible individuals, intrudes on the ability of the Board to identify, attract and recommend to the shareholders for approval a group of director candidates that are sufficiently familiar with the Company and its business to be able to competently direct and manage the business affairs of the Company and, as such, relate directly to the current (and future) elections for membership on the Company's Board of directors. The proposals are therefore improper under Rule 14a-8(i)(8). See, Edison International, SEC No-Action
                                 ---  ---------------------
Letter, LEXIS 142 (January 22, 1997).

     For the reasons set forth above, we request that you concur in our opinion that management may omit the proposals of Mr. Shapiro and his Affiliates from the proxy statement and form of proxy being prepared for the Company's 1999 Annual Meeting of Shareholders and we request that you take a no-action position if management of the Company does omit such proposals.

     Please contact the undersigned if you have any questions concerning this matter at (714) 641-3464. Thank you.

                       Respectfully submitted,


                       /s/ Thomas J. Crane
                       Thomas J. Crane, for
                       Rutan & Tucker, LLP


cc:  Mr. Sheldon Razin
     Mr. Andrew E. Shapiro

                                  EXHIBIT D
         [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI APPEARS HERE]

                                 May 14, 1999

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Shareholder Proposal For Quality Systems, Inc.

Ladies and Gentlemen:

     My firm is counsel to Lawndale Capital Management LLC, which is the general partner of Diamond A Partners, L.P. ("Diamond A"). Diamond A is a shareholder of Quality Systems, Inc. ("QSII" or "the Company"). On March 29, 1999, Diamond A, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), submitted a shareholder proposal to QSII (the "Diamond A Proposal") for inclusion in its proxy materials for the upcoming annual shareholders meeting for the Company.

     In a letter to Diamond A, dated April 8, 1999, the Company stated that it intended to exclude the Diamond A Proposal from its proxy materials, purportedly because the Company considered the Diamond A Proposal to be separate proposals excludable under Rule 14a-8(c). In a letter to QSII dated April 22, 1999, we responded that the Diamond A Proposal was a single proposal for purposes of Rule 14a-8(c), and that the items identified by the Company comprised only the definitional elements of the Diamond A Proposal. As described in our April 22, 1999 letter, a copy of which is attached hereto and incorporated by reference, the Diamond A Proposal is a single proposal in favor of the establishment of an Independent Board of Directors for QSII. As such, and consistent with several recent no-action letters issued by the Division of Corporation Finance, we believe the Diamond A Proposal is not excludable under Rule 14a-8(c).

     We have received a copy of a letter dated May 5, 1999, from the firm of Rutan & Tucker, counsel to the Company, to the Division of Corporation Finance (the "Division"), requesting that the Division recommend no action to the Securities and Exchange Commission (the "Commission") if the Company omits the Diamond A Proposal from its proxy materials for its 1999 annual meeting of shareholders. The May 5 letter does not address (or even cite) any of the recent no-action letters discussed in our April 22 letter. Rather than respond to the authorities identified in our April 22 letter, Rutan & Tucker's May 5 letter offers several new arguments- which were not identified in the Company's April 8 letter to Diamond A - why the Company believes it may omit the Diamond A Proposal from its proxy materials.

     The following is Diamond A's response to the May 5 letter, pursuant to Rule 14a-8(k) promulgated under the Exchange Act. For clarity's sake, our numbered paragraphs correspond to those in QSII's May 5 letter. On May 10, 1999, we provided notice that we intended to provide this response by May 13, 1999. For the reasons set forth below, as well as those set forth in our April 22 letter, we request that the Division deny QSII's request for no action.

Argument No. 1: The Company argues that a shareholder may submit only one proposal under Rule 14a-8, whereas Diamond A has submitted what are really five separate proposals.

     Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for inclusion in the proxy materials for a particular shareholders' meeting. The Division has repeatedly taken the position that, as here, a proposal for purposes of Rule 14a-8(c) may include the definitional elements of the proposal provided that these elements all relate to the specific concept set forth in the proposal. Thus here, for example, the Diamond A Proposal seeks only the creation of an independent Board of Directors to govern QSII, and we believe should be so considered by the Staff.

     As discussed in detail in our April 22 letter, an analysis of the Staff's position on "single proposal cases" clearly supports this position. For example, in 1992 a shareholder submitted a proposal to McDonald's Corp. relating to (i) potential conflicts of interest involving McDonald's officers and directors,
(ii) limitations on McDonald's executive Compensation, and (iii) limits on McDonald's ability to award stock options. McDonald's, in its submission to the Staff, asked that the Staff take "no action" if McDonald's excluded the revised proposal on the grounds that it still constituted multiple proposals. The Staff rejected MacDonald's position, concluding instead that the shareholder's proposal was a single proposal. The Staff's reasoning was that the separate elements of the proposal related to the single concept of executive compensation. McDonald's Corp., SEC No-Action Letter, 1992 SEC No-Act. LEXIS
              ----------------
1101 at *1, December 2, 1992.

     The Staff has also concluded that a proposal which contains multi-elements should be considered a single proposal under Rule 14a-8(c) where all elements of the proposal related to the single issue. See, e.g., Ferrofluidics Corp., SEC
                                          ---  ----  -------------------
No-Action Letter, 1992 SEC No-Act. LEXIS 932, September 18, 1992 (elements relating to base pay and warrants granted to executives); Westinghouse Electric
                                                          ---------------------
Corporation, SEC No-Action Letter, 1995 SEC No-Act. LEXIS 169, January 27, 1995
-----------
(elements including base compensation, bonuses, retirement compensation, performance based pay found to relate to the single concept of executive compensation). The Staff also concluded that a multi-element proposal was a single proposal because it related to a "request to sell or merge the company, and suggested procedures for implementing this proposal." Todd Shipyards Corp.,
                                                          --------------------
SEC No-Action Letter, 1992 SEC No-Act. LEXIS 876, August 13, 1992 (elements included retaining an independent investment bank and establishing an committee of independent directors to consider and recommend to board best available offers for merger or sale). Similarly the Staff held that a proposal relating to anti-takeover defenses was a single proposal, which included definitional elements relating to (i) a termination of the company's shareholder rights plan,
(ii) amending change of control agreements with officers and directors, and
(iii) eliminating other steps which might impede a takeover Computer Horizons
                                                            -----------------
Corp., SEC No-Action Letter, 1993 SEC No-Act. Lexis 572 at *1, April 1, 1993.
-----

     Most recently, the Staff addressed a shareholder proposal which, like the Diamond A Proposal, involved the issue of corporate governance. Specifically, in 1998 a shareholder of Boeing Co. requested that Boeing include in its proxy materials a single proposal that contained a number of specific proposed actions relating to the election process for the Board of Directors. See The Boeing
                                                             --------------
Company, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 232, February 18, 1998.
-------

     The Staff rejected Boeing's argument. In rejecting Boeing's position that the proposal could be omitted under Rule 14a-8(c), the Staff stated that "[Tire revised proposal requests that the Board take the necessary steps to ensure that all Directors are elected annually and requests restriction on the ability to change that requirement."

     As with Boeing, the Diamond A Proposal is a single proposal for purposes of Rule 14a-8(c). The Diamond A Proposal, if adopted by QSII's shareholders, would establish an independent board of Directors for QSII. The elements of this proposal - i.e. the definition of an Independent Board at QSII- are not separate
           ---
proposals. Rather, the elements of the Diamond A Proposal explain how the board shall operate to ensure that QSII is controlled by an Independent Board.

     These (and other) authorities were all reviewed in detail in our April 22 letter to the Company. Yet the Company's May 5 letter does not discuss, respond
 .to, or even cite, the Division's position as reflected in these letters. Instead, the May 5 letter cites, without explanation, four no-action letters for the undisputed proposition that Rule 14a-8(c) limits shareholders to one proposal. None of these letters are relevant to the Diamond A Proposal, because none discuss or relate to a single proposal which includes the definitional elements necessary to implement the proposal./1/

     As with Boeing, the Diamond A Proposal is a single proposal for purposes of
             ------
Rule 14a-8(c). While the Proposal includes the necessary, definitional elements for the creation of an Independent Board, given the Staff's history of concluding that such explanations or definitions are not separate proposals which can be excluded from the company's proxy materials on Rule 14a-8(c) grounds, we believe that the Company lacks a sufficient basis to oppose the inclusion of the Diamond A Proposal on the grounds that it is more than one proposal.

Argument No. 2: The Company argues that the proposal has been substantially implemented, and is therefore moot.

     A shareholder proposal may be omitted under Rule 14a-8(i)(10), if the action requested by the proposal has been "substantially implemented" by the registrant. Release No. 34-020091 (August 1, 1983). On this basis, the Company argues that the Diamond A Proposal may be omitted,

______________________

/1/  The principle authority relied upon by the Company is Edison International,
                                                           --------------------
SEC No. Action Letter, 1997 SEC No. Act. LEXIS 142 (January 22, 1997). Yet the situation at issue in Edison is clearly distinguishable from the Diamond A
                      -------
Proposal. In .Edison, the proposals related to at least three separate and
             -------
distinct concepts: (i) the number, composition and qualifications of the Board;
(ii) the procedures for electing directors, including nomination of quorum procedures; and (iii) procedures for the Annual Meeting, including how long board candidates should be allowed to speak. In contrast, the Diamond A. Proposal involves a single issue: the establishment of an Independent Board of Directors for QSII.

purportedly because the Company has an independent board, and has recently established nominating and compensation committees allegedly consisting of 75% "independent" directors.

     The Company's argument is wrong factually, and is contrary to recent opinions of the Division. Factually, the QSII board is not in "substantial compliance" with the Diamond A Proposal. The Diamond A Proposal, if adopted by QSII's shareholders, would result in the establishment of an Independent Board of Directors at QSII, which is in sharp contrast to the current board's procedures. Listed below are four specific differences between the way in which an Independent Board at QSII would operate and the practices of the current board:

          1. An Independent Board would be led by an Independent Chairman, rather than Mr. Razin, QSII's current chairman, president and CEO;

          2. The nominating and compensation committees would consist entirely of Independent Directors./2/

          3. An Independent Board would have a significantly greater percentage of independent directors than the current QSII board; and

          4. Consistent with the views expressed by The Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees (Report and
                                                             -----------
Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of
------------------------------------------------------------------------------
Corporate Audit Committees (1999), hereinafter, the "Blue Ribbon Report")), an
--------------------------
Independent Board would provide more effective oversight of management by meeting on a regular basis outside the presence of management.

     Given these changes -- which are structural changes and do not include the qualitative potential benefits to QSII and its shareholders which Diamond A believes will occur once QSII is led by an Independent Board -- it is difficult to understand QSII's argument that the Diamond A Proposal has been "substantially implemented" by QSII./3/

__________________
/2/ QSII's effort, in response to the Diamond A Proposal, to at last establish nominating and compensation committees of the Board, only demonstrate further that the Board is not independent. Each of these committees consists of the
                  ---
identical four directors: Mr. Razin, and the three longest serving directors at QSII. Omitted from both committees is the only QSII director who has served less than five years on QSII's board, while Mr. Razin's position as committee member, in addition to his other roles at QSII as chairman, president, and CEO, only further solidifies his control over QSII's board.

/3/ Equally difficult to understand is the Company's argument that the Diamond A Proposal's "definition of "Independent Director... goes far beyond the usual and customary definition of an "independent" or "outside" directors. In fact, the definition of Independent Director contained in the Diamond A Proposal is largely indistinguishable from the definitions the Company ascribes in its letter to, for example, the Council of Institutional Investors and the National Association of Corporate Directors. What is clear, however, is that adoption of the Diamond A Proposal would result in meaningful and significant changes to QSII's board.

     The Company's legal argument that "the proposed requirement that more than a majority of the directors be independent does not make any appreciable difference" also is contrary to the Division's recent opinions on this issue.

     For example, the Division has consistently recognized the real differences which may occur if the percentage of independent directors of a Company's board increases, and if this level is mandated in the Company's by-laws. Thus, in General Motors Corp., SEC No-Action Letter, SEC No-Act. LEXIS 387, March 3,
--------------------
1997, a shareholder requested that the Board take action to require that 90% of the directors be independent. General Motors Corp. ("GM") argued that its bylaws, which already required a majority of independent directors, substantially implemented the standards for director independence sought by the shareholder proposal. It further argued that the difference between the shareholder request of 90% independence, and the existing GM by-law requirement of majority independence "did not appear to constitute a significant difference between the two proposals." General Motors at 387. GM argued that for practical
                            --------------
purposes, the historical fact that the percentage of independent directors exceeded 80% also showed that there was not a significant difference between the shareholder proposal and existing practice. GM argued therefore that the proposal could be excluded because it had substantially implemented the shareholder proposal.

     The Division rejected GM's view that the proposal was moot, and stated that it did not believe that the proposal could be omitted in reliance on 14a-8c(i)(10). Yet the differences between the existing situation and QSII's situation if the Diamond A Proposal is adopted are even greater than the distinctions in General Motors. These differences include the following:
                --------------

          1. QSII does not have any by-laws that mandate an independent number of directors;

          2. Prior QSII history has led to a board that has been run by an inside director (Mr. Razin) and had at best, a slight majority of outside directors. In contrast, the GM board was historically 80% independent and had a long history of structural and practical independence; and

          3. Diamond A proposes changes from QSII's historical practice of allowing the board to be controlled by inside directors, while at GM the board had a long tradition of independence and good corporate governance.

     The Division's response to GM's arguments is instructive, and has application in the present discussion. Specifically, in GM, the discrepancy between the shareholder proposal under consideration and the existing state of business at the time was considerably smaller than the discrepancy that exists
                                      -------
between the Diamond A Proposal and QSII's current board procedures, and practices. Yet in GM's case, the Division refused to agree that GM's actions constituted "substantial implementation."

     Furthermore, even if the QSII Board presently happens to have a slight majority of outside directors, it has yet to commit itself formally to this form of governance. The Proposal urges that the independent majority principle be grounded in the Company's By-Laws, and that the percentage of Independent Directors be increased. These facts alone are sufficient to defeat the Company's argument that the Diamond A Proposal is moot because the Company has already been substantially implemented.

     The Division has, in addition to the no-action request cited above, consistently rejected the types of arguments raised on behalf of the Company. For example, in Ametek, Inc., SEC No-Action Letter, 1995 No-Act. LEXIS 248, (Feb
                -----------
14, 1994), the Division indicated that even where an issuer claimed to have a truly independent board, a like shareholder proposal could not be considered substantially implemented where differences remained in their definitions of "independent."

     Additionally, as with the current situation, the Ametek board did not appear to have formally sanctioned the principle of an independent director majority. See also Phillip Morris Companies Inc., SEC No-Action Letter, 1995 No-
          -------------------------------------
Act. LEXIS 248, (Feb. 15, 1995) (proposal to create independent director's committee that would evaluate management proposals to the board and generate independent alternatives not substantially implemented by existence of current non-employee director majority). Not only has the company failed to implement a by-law amendment -- but also the committee's view equating a simple numerical majority of arguably the Diamond A Proposal's request to establish an Independent Board of Directors. Accordingly, the Diamond A Proposal was not substantially implemented, and the Company's request for exemption based on Rule 14a-8(i)(10) should be denied.

Argument No. 3: The Proposal fails under Rule 14a-8(i)(1) in that it contravenes the statutory framework established by California law and is therefore not a proper subject for action by shareholders.

     The Company sets forth a number of sub-arguments in Section 3 of its letter, under the general argument that the Diamond A Proposal violates the California Corporations Code ("CGCL"). Although not always clear, it appears that the Company argues that the proposal intrudes upon the board's authority to mange the business and affairs of the corporation in the following respects:

     (a) the requirement of 75% independent directors intrudes on the ability of the Board to identify, attract, and recommend to the shareholders for approval a group of director candidates who are sufficiently familiar with the company and its business to be able to competently direct and manage the business affairs of the company;

     (b) the Proposal interferes with the statutory requirement for the management of the business and affairs of the corporation and the exercise of all corporate power by the Board pursuant to Section 300 of the CGCL;

     (c) the Proposal allocates authority to a subset of directors that should otherwise be exercised by the full Board;

     (d)  the Proposal would cause the company to be in violation of
          Section 708(c) of the CGCL;

     (e) the Proposal would cause one or more of the Company's 1999 nominee directors to be improperly removed prior to the expiration of their term of office; and

     (f) The proposals intrude upon the Board's power to exercise sound business judgment.

     The primary no-action letter relied upon by the Company in support of all of its arguments in this Section is Edison, supra. Yet Edison has no relevance
                                    ------  -----      ------     --
to any of the Company's arguments on these issues, as it explicitly did not reach any of these issues. Indeed, Edison states that it provided no-action
                                   ------
support because the six proposals at issue violated the single proposal requirement; the Staff explicitly did not "address the alternative bases for
                                      ---
omission upon which the Company relies." Thus, the Company's legal support for its position has no merit.

     The Company is wrong on each of these claims for other reasons as well. Our specific responses to each argument are set forth below:

Argument No. 3(a:) The Company claims that the proposal may be eliminated under Rule 14a-8(i)(8) because the requirement of 75% independent directors intrudes on the ability of the Board to identify, attract, and recommend to the shareholders for approval a ground of directors candidates that are sufficiently familiar with the company and its business to be able to competently direct and manage the business affairs of the company.

     The Company's argument here has been repeatedly made to, and rejected by, the Division. For example, in General Dynamics Corp., SEC No-Action Letter, 1996
                              ----------------------
SEC No-Act. LEXIS 156. (February 5, 1996), the Division rejected General Dynamic's ("GD") argument that a proposal requiting the GD Board to be composed of a majority of independent directors be omitted on the grounds that although it may appear to fall into the category of proposals which would enhance "corporate responsibility," the proposal would allegedly limit the persons with defense industry experience able to serve on GD's Board.

     In the present case, QSII is repeating the very same argument which was rejected by the Division in General Dynamics- namely, that a proposal that the Board be composed of a majority of Independent Directors interferes with the ordinary business operations of the Company because it prevents the Company from finding qualified director candidates, and therefore should be omitted from the proxy materials. The Division rejected this argument in General Dynamics, and it should do so again.

Argument No. 3 (b) The Proposal does not interfere with the statutory requirement that the Board manage the business and affairs of the corporation pursuant to Section 300 of the CGCL.

     The Company's claim that the proposal interferes with the statutory authority of the Board, pursuant to CGCL(S)300, to manage the business and affairs of the corporation is based upon a gross distortion of the Diamond A Proposal, as well as a misunderstanding of California law.

     First, the proposal does nothing more than create an Independent Board, in part by having the Independent Directors meet separately at the end of each board meeting. The proposal does not in any way change the nature of the Board responsibilities, nor does it attempt to interfere with the statutory authority of the Board. See, e.g., Philip Morris
                                                     ---  ----  -------------
Companies Inc., SEC No Action Letter. 1995 No-Act LEXIS 248, (Feb 15, 1995).
--------------

     Second nothing in California Law prohibits independent directors from meeting on a regular basis. To the contrary, California Law has long recognized the value from having special committees composed of independent directors review various matters as a group, without the presence of management and/or "inside" directors. See, e.g., Gaillliard v. Natomas Co., 286 Cal. Rptr. 702
                    ---  ----  -------------------------
(1989).

     The Company's argument that the proposal violates Section 307's notice requirement for a special meeting of the Board is equally misguided. Again, Diamond A's Proposal only provides that, as part of each board meeting, the Independent Directors meet separately as a group "to discuss such maters as they deem appropriate". No additional notice is required or appropriate for this portion of the meeting. Rather, this portion of the meeting would presumably be part of the regular meeting, the only difference being that some directors (i.e., the inside directors) would be excluded from this portion of the meeting.
 ---
Having the independent directors meet separately as a group is common practice for well governed corporations today, See, e.g., Blue Ribbon Report and the
                                      ---  ----  ------------------
Company's argument that this practice violates California Law only demonstrates why QSII needs an Independent Board of Directors.

Argument 3(c).The Proposal does not allocate authority to a subset of directors that should otherwise be exercised by the full Board.

     Adoption and implementation of the Proposal would not result in any improper delegation of responsibilities of rights or responsibilities established under California State law. The board recently established (in response to the proposal) a nominating committee, and thus there can be no question that this committee is appropriate. Yet this is the only committee
                                                             ----
required pursuant to the Diamond A Proposal.

     The Company's apparent argument that the Independent Directors meeting separately as a group somehow constitutes an illegal and unauthorized committee is unprecedented in law and contrary to the current practices of most well governed corporations. Again, however, it must be emphasized that the independent directors meeting separately as a group does not constitute a "special committee" (other than the Nominating Committee) and their having discussions outside the presence of management-directors cannot be considered a violation of California law.

Argument No. 3(d): The Company's argument that the proposal would cause the company to be in violation of Section 708(c) of the CGCL is wrong.

     Again, this argument has been previously rejected by the Division and is contrary to well-established principles of corporate governance. QSII's argument is that the candidate with the highest number of votes at the next 1999 meeting may not be elected because of the requirement that 75% of the Board be independent. According to the Company's argument, because the proposed by-law amendment imposes qualifications for the board as a whole, it may violate
Section 708(c) and
would intrude upon the rights of shareholders to cumulate their votes, as permitted by Section 708(b) of the CGCL.

     QSII's argument is incorrect in several respects. First, this line of argument was rejected by the Division in Waste Management. Inc., SEC No-Action
                                         ----------------------
Letter, 1991 SEC No-Act LEXIS 450. (March 8, 1991). The proposal in Waste
                                                                    -----
Management similarly requested that "the bylaws of Waste Management be amended
----------
to provide that the Board of Directors shall consist of a majority of independent directors." In its argument that the Division take no action if the Waste Management omitted the proposal, Waste Management argued that the proposal would result in independent director candidates with fewer votes being elected over non-independent director candidates with more votes, in derogation of state statute. (Maryland corporate law similarly states that the candidates with the most votes get elected in elections for corporate directors.) The Division rejected the company's argument and did not grant Waste Management's request that it recommend no action to the Commission.

     Second, the argument assumes that QSII and/or others will nominate directors such that the Board will not have independent directors comprising 75% of the Board. In fact, however, QSII has not yet identified its director nominees, and there is no reason to assume that a board, which has 75% of its members as independent, will not obtain the most votes.

     Finally, QSII's argument must be rejected because it would mean the end of all eligibility requirements for boards. In fact, numerous companies, in California and elsewhere, contain similar eligibility requirements for directors. Such eligibility requirements have long been recognized as appropriate, and the Diamond A Proposal is similarly legal under California Law.
Section 212(b)(4), CGCL.

Argument No. 3(e): The proposal would cause one or more of the Company's 1999 nominee directors to be improperly removed prior to the expiration of their term of office.

     QSII's characterization of the Diamond A Proposal is distorted and tortured. There is nothing in the Diamond A Proposal that calls for the removal of the Company's present directors, or of its 1999 nominee directors. The Proposal simply recommends that the board be composed of Independent Directors, and defines the terms "Independent" as it is used in the proposal. The Company has failed to indicate how, under the Diamond A Proposal, it is or would be required to remove any of its present or future directors. The proposal that the Board be composed of a majority of Independent Directors can be implemented in many ways that would not call for the removal of a single director. Among such measures, for example, would be an increase in the number of seats on the board.

     Based on the information provided, the Division should be unable to concur with the Company's opinion that, to implement the proposal, the Company would be required to remove directors and that the removal under these circumstances would violate applicable state corporate law. Under the circumstances, the Division should be unable to conclude that the company has met its burden of demonstrating that omission of the proposal is proper, as is required under Rule 14a-8. See, e.g., General Dynamics Corp., SEC No-Action Letter, 1996 SEC No-Act.
       ---  ----
LEXIS 156, Feb. 5,

1996 (Division declined to grant GD no action request regarding shareholder request that the board of directors consist of majority of independent directors.)

Argument 3(f) The proposals intrude upon the Board's power to exercise sound judgment

     In the matter under consideration, the Diamond A Proposal sets forth the language of a proposed amendment to the bylaws of QSII, which recommends the implementation of an Independent Board of Directors. QSII argues that the proposal would intrude upon the Board's power to exercise sound business judgment. The Company further argues that "the authority for such action is vested exclusively in a company's board of directors...the proposals mandate action that is beyond the shareholder's authority and would invade the province of the Board."

     In fact, it is well established under California law that bylaws may be adopted, amended or repealed by approval of the outstanding shares. CGCL Section 211 states:

"Bylaws may be adopted, amended or repealed...by approval of the outstanding shares."

     Furthermore, under CGCL, the bylaws may contain any provision for the conduct of the affairs of the corporation including the qualifications of directors. Section 212(b) (4) of the CGCL states:

     "(b) The bylaws may contain any provision, not in conflict with law or the articles for the management of the business and for the conduct of the affairs of the corporation, including but not limited to...

          (4) The qualifications...of directors."

     Thus California law, contrary to the arguments of the Company, expressly grants shareholders the power to define qualifications of the directors through amendments to the bylaws. Therefore the Diamond A Proposal, which recommends amendment of the bylaws to define the qualifications for an independent board of directors set forth in the Proposal does not violate of California law.

     Furthermore, the Division has recognized the rights of shareholders to amend corporate bylaws through shareholder proposals. In Mapco, Inc., SEC No-
                                                         -----------
Action Letter, SEC No Act LEXIS 2012, March 16, 1983, the shareholder proposal related to a demand that the Company's bylaws be amended to require the Board of Directors to establish a special committee of the board consisting of three independent directors. Mapco argued that the proposal could be excluded on the grounds that the proposal was not a proper subject for shareholder action. The Division refused to concur in Mapco's argument that a shareholder proposal was excludable. In rejecting the argument, the Division cited specific sections of Delaware Law almost identical in language to corresponding section in the CGCL. Specifically, the Division stated:

     "We note that under Section 109 of the DGCL, shareholders "have the power to make, alter and repeal by laws." The Commission has stated that the burden is on the issuer to demonstrate that the rule (14a-8) is available to exclude a proposal from the issuer's proxy material. We are unable to conclude that you have met your burden of demonstrating that the bylaw provision contained in the proposal is not a proper subject for shareholder action." Mapco at 2.
                                                               -----

     Thus, as it has in other instances, the Division should not grant QSII's no action request, as QSII has failed to meet its burden of demonstrating that the proposed bylaw provision contained in the Diamond A Proposal is not a proper subject for shareholder action on the grounds that the proposal would require a violation of California law.

Argument No. 4: The proposals may be omitted under rule 14a-8(i)(7) on the grounds that the proposal deals with matters relating to and in contravention of the ordinary functions of the Board of Directors and the ordinary business of the Company.

     QSII next seeks to omit Diamond A's Proposal from its proxy materials on the grounds that the proposal, to the extent that it seeks the formation of a Nominating Committee (which QSII's current board has recently established), as well as a group of Independent Directors who will meet separate and apart from the other non-independent directors at the end of each board meeting relates solely to and in contravention of the ordinary functions of the Board of Directors and the ordinary business of the Company. Again, no legal support is offered for this view, and no such authority is available. To the contrary, the Division's recent rulings are directly to the contrary.

     For example, in its recent consideration of a no action request by RJR Nabisco ("RJR"), (RJR Nabisco Holding Corp., 1998 SEC No-Act. LEXIS 337,
                      ---------------------
February 23,1998), the Division refused to agree with the proponent of a similar argument. In RJR, the Company requested that the Division grant no action if it omitted a shareholder proposal which sought the formation of a Board of independent directors. The company argued:

     "To the extent that the proponent is seeking to direct how board committees will function and what matters they should considering evaluating the operation of the company and its subsidiaries, the Proposal relates to the conduct of ordinary business operations." (RJR at 17.)
                                               ----

     In further support of its argument, RJR argued that the Board was in a better position to assure how the company was organized, and how management and staff resources should be allocated. The Division rejected that argument, and found that the proposal at issue could not be excluded under this provision.

     Furthermore, the SEC has been very specific in addressing the meaning of the term "ordinary business." In its release accompanying the recent amendments to the rule, Release No. 34-40018, "Amendments To Rules on Shareholder Proposals," 63 FR 29106, Fed Register, Vol. 63, No. 102, May 28, 1998), the SEC reiterated the standard for determining when a proposal relates to "ordinary business." The standard originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues. See Exchange Act Release No. 12999 (Nov. 22, 1976) (41 FR 52994.) (Proposals "which have significant policy, economic or other implications inherent in them" will not be excluded by Rule 14a-8(c)(7) and that the Rule would only restrict those "proposals that deal with truly 'ordinary' business matters...that are mundane in nature and do not involve any substantial policy or other consideration.")

     A shareholder proposal may not be excluded under Rule 14a-8(i)(7) if it raises important policy issues. The Proposal to establish an Independent Board of Directors clearly raises such important policy matters. The issue of the independence and/or governance practices of a Board of Directors of a public company cannot be considered "mundane in nature," especially in a situation, such as that at QSII, where significant corporate governance problems exist and how to address these problems raises profound policy issues that are the continuing subject of public debate.

Argument No. 5: The Company also states that the proposal may be eliminated under Rule 14a-8(i)(8) on the grounds that the requirement of 75% independent directors is exclusionary and narrow in scope, and intrudes on the ability of the Board to identify, attract, and recommend to the shareholders for approval a ground of directors candidates that are sufficiently familiar with the company and its business to be able to competently direct and manage the business affairs of the company.

     This argument is the same that was set forth under several previous arguments, and fails for the same reasons set forth above.


                       Respectfully submitted,

                       /s/ David J. Berger
                       David J. Berger


cc: Mr. Andrew E. Shapiro
    Mr. Thomas J. Crane

  [Letterhead of Wilson Sonsini Goodrich & Rosati, Professional Corporation]



                                April 22, 1999


VIA FACSIMILE AND OVERNIGHT DELIVERY

Sheldon Razin
President and CEO
Quality Systems, Inc.
17822 East 17th Street, #210
Tustin, CA  92780

     Re:  Shareholder Proposal for Inclusion in
Proxy Materials by Diamond A Partners

Dear Mr. Razin:

     My firm is counsel to Lawndale Capital Management, LLC, which is the general partner of Diamond A Partners, L.P. ("Diamond A"). On March 29, 1999, Diamond A, an eligible shareholder of Quality Systems, Inc. ("Quality Systems" or the "Company") under Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934 as amended, submitted a shareholder proposal to Quality Systems for inclusion in its proxy materials for the upcoming annual meeting of the Company. We have been asked by Diamond A to respond to your letter dated April 8, 1999, in which you contend that Diamond A's shareholder proposal ("Diamond A's Proposal") may be excluded from the Company's 1999 proxy statement under Rule 14a-8(c), promulgated under the Securities Exchange Act of 1934 ("Rule 14a-8(c)"). Based upon our review of the relevant materials, we do not believe that Diamond A's Proposal is excludable under the cited sections.

     Rule 14a-8(c) provides that a shareholder may submit no more than one proposal to a company for inclusion in the proxy materials for a particular shareholders' meeting. The Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") has repeatedly taken the position that, as here, a proposal for purposes of Rule 14a-8(c) may include the definitional elements of the proposal provided that these elements all relate to the specific concept set forth in the proposal. Thus here, for example, Diamond A's Proposal defines the role of an independent Board of Directors to govern QSII, and we believe would be so considered by the Staff.

     An analysis of the Staff's position on "single proposal cases" clearly supports this position. For example, in 1992 a shareholder submitted a proposal to McDonald's Corp. relating to (i) potential conflicts of interest involving McDonald's officers and directors, (ii) limitations on McDonald's executive compensation, and (iii) limits on McDonald's ability to award stock options. After objection by McDonald's, the shareholder resubmitted his proposal, eliminating the conflicts of interest issue. McDonald's, in its submission to the Staff, asked that the Staff take "no action" if McDonald's excluded the revised proposal regarding executive compensation and stock options on the grounds that it still constituted multiple proposals.

     The Staff rejected MacDonald's' position, concluding instead that the shareholder's proposal was a single proposal. The Staff's reasoning was that the separate elements of the proposal related to the single concept of executive compensation. McDonald's Corp., SEC No-Action Letter, 1992 SEC No-Act. LEXIS
               ----------------
1101 at *1, December 2, 1992.

                                  (16 of 18)

     A similar situation arose out of the request by Computer Horizons Corp. for a no-action letter after a shareholder had proposed that: (1) the company's shareholder rights plan be modified or terminated; (2) existing contracts with directors or officers providing additional compensation after a change in control be modified or terminated; (3) existing contracts with directors or officers providing for additional assurances of continued employment after a change in control be modified or terminated; and (4) each plan, contract or arrangement which would significantly discourage potential offers to acquire the company be modified or terminated. Computer Horizons argued that such proposals were actually four different proposals, and that the shareholder was merely "attempting to circumvent the single proposal requirement of the Rule by characterizing disparate proposals as action implementing a single policy." The Staff rejected this argument, stating that the proposal was a single proposal, and that all the elements of the proposal related to one concept -- the elimination of anti-takeover defenses. Computer Horizons Corp., SEC No-Action
                                       -----------------------
Letter, 1993 SEC No-Act. Lexis 572 at *1, April 1, 1993.

     The Staff has also concluded that multi-element proposals should be considered single proposals under Rule 14a-8(c) where all "elements" of a proposal related to the single issue of executive compensation. See
                                                                 ---
Ferrofluidics Corp., SEC No-Action Letter, 1992 SEC No-Act. LEXIS 932, September
-------------------
18, 1992 (elements relating to base pay and warrants granted to executives);

Westinghouse Electric Corporation, SEC No-Action Letter, 1995 SEC No-Act. LEXIS
---------------------------------
169, January 27, 1995 (elements including base compensation, bonuses, retirement compensation, performance based pay found to relate to the single concept of executive compensation). The Staff also concluded that a proposal which defined numerous issues relating to a change of control transaction was a single proposal because it related to a "request to sell or merge the company, and suggested procedures for implementing this proposal." Todd Shipyards Corp., SEC
                                                       --------------------
No-Action Letter, 1992 SEC No-Act. LEXIS 876, August 13, 1992 (elements included retaining an independent investment bank and establishing a committee of independent directors to consider and recommend to the board the best available offers for merger or sale).

     These situations are all directly analogous to Diamond A's Proposal. Diamond A's Proposal, like those above, relates to a single issue, albeit the issue of an independent board of directors. Nothing in Diamond A's Proposal relates to other issues such as, for example, executive compensation, Shareholder Rights Plans, or change of control transactions. Rather, Diamond A's Proposal is one proposal, specifically defining the role of an independent board at QSII, and we believe this is how it would be viewed by the Staff.

     The Staff recently addressed a shareholder proposal which, like Diamond A's proposal, involved issues of corporate governance. Specifically, in 1998 a shareholder of Boeing Co. requested that Boeing include in its proxy materials a single proposal that contained a number of specific proposed actions relating to the election process for the Board of Directors. See The Boeing Company, SEC
                                                  --- ---------- -------
No-Action Letter, 1999 SEC No-Act. LEXIS 232, February 18, 1998. The shareholder proposal requested that the Board of Directors take certain steps to amend the company's governing instruments, including the company's by-laws, to provide for the annual election of the full Board of Directors. The proposal also required that a majority vote of outstanding shares be required to change this resolution.

     Boeing, like QSII here, requested that the Staff agree that the proposal be excluded on Rule 14a-8(c) grounds, arguing that the proposal consisted of the following three proposals:

         -that the Board of Directors "take the necessary steps to amend the company's governing instruments" to provide for the annual election of the full Board of Directors;

         -that the Board of Directors take the necessary steps to limit director service to 15 years; and

         -that any change in the by-law provisions created by the first two proposals must be approved by the holders of a majority of Boeing's outstanding shares.

                                  (17 of 18)

     The Staff rejected this argument, finding that the proposal was in fact one proposal. In its letter rejecting Boeing's argument that the proposal could be omitted under Rule 14a-8(c), the Staff stated that "[T]he revised proposal requests that the Board take the necessary steps to ensure that all Directors are elected annually and requests restriction on the ability to change that requirement."

     Also during the 1998 proxy season, a shareholder proposal submitted by TIAA-CREF was included in Walt Disney Co.'s proxy materials for its 1998 annual stockholder meeting. The proposal, which is very similar to Diamond A's proposal, requested that the company restructure the Board of Directors so that it be largely composed of "Independent Directors." It also requested that the Audit, Compensation, and Nominating Committees of the Board of Directors consist entirely of independent directors. It also defined the term, "Independent Directors." Walt Disney Co. does not appear to have objected to this proposal on Rule 14a-8(c) grounds -- presumably because the issue has been settled in light of the "no action" letters cited above.

     As with Boeing and Disney, Diamond A's Proposal is a single proposal for purposes of Rule 14a-8(c). Diamond A's single proposal defines the role of an independent board of directors to govern QSII. The definitional elements of this proposal are not separate proposals, but rather merely explain how the board shall operate to ensure that QSII is governed by an Independent Board. Given the Staff's history of concluding that such explanations or definitions are not separate proposals which can be excluded from the company's proxy materials on Rule 14a-8(c) grounds, we believe that the Company lacks a sufficient basis to oppose the inclusion of Diamond A's proposal on the grounds that it is more than one proposal. Accordingly, we hereby request that QSII include the Diamond A Proposal in its 1999 proxy so that QSII shareholders may resolve this critical issue.

     Please call me if you have any further questions on this matter.


                                      Very truly yours,

                                      WILSON SONSINI
                                      GOODRICH & ROSATI
                                      Professional Corporation

                                      /s/ David J. Berger

                                      David J. Berger

cc:  Andrew Shapiro
     Page Mailliard, Esq.

                                  (18 of 18)

                                  EXHIBIT E
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

[LOGO]

                                                       June 9, 1999

Thomas J. Crane
Rutan & Tucker, LLP
611 Anton Boulevard, Suite 1400
Costa Mesa, California 92626-1998

Re:  Quality Systems, Inc.
     Incoming letter dated May 5, 1999

Dear Mr. Crane:

     This is in response to your letters dated May 5, 1999 and May 17, 1999 concerning the shareholder proposal submitted by Diamond A Partners, L.P. to Quality Systems. We also have received letters from the proponent's counsel dated May 7, 1999 and May 14, 1999. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

     In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

                                                   Sincerely,

                                                   /s/ Catherine T. Dixon
                                                   Catherine T. Dixon
                                                   Chief Counsel

Enclosures

cc:   David J. Berger
      Wilson Sonsini Goodrich & Rosati
      650 Page Mill Road
      Palo Alto, California 94304-1050

                                         June 9, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance
-------------------------------

Re:   Quality Systems, Inc.
      Incoming letter dated May 5, 1999

      The proposal amends Quality Systems' bylaws to require an independent board of directors.

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(f). In our view, Quality Systems has not met its burden of establishing that the proposal exceeds the one proposal limitation in rule 14a-8(c). Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(i)(1). In our view, Quality Systems has not met its burden of establishing that the proposal is an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

      We are unable to concur in your view that Quality Systems may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Quality Systems may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

                                                     Sincerely,

                                                     /s/ Carolyn Sherman
                                                     Carolyn Sherman
                                                     Special Counsel

                        DIVISION OF CORPORATION FINANCE
              INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

     The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

     Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or ru le involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

     It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.